Exhibit 99.2

VOTING AGREEMENT (this “Agreement”) dated as of March 16, 2020, among TerraForm Power, Inc., Delaware corporation (the “Company”), and each of the parties listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, simultaneously with the execution and delivery of this Agreement, Brookfield Renewable Partners L.P., an exempted limited partnership formed under the laws of Bermuda (“Parent”), Brookfield Renewable Corporation, a corporation incorporated under the laws of British Columbia and an indirect subsidiary of Parent (“BEPC”), 2252876 Alberta ULC, an unlimited liability corporation incorporated under the laws of Alberta and a wholly owned direct subsidiary of Parent, TerraForm Power NY Holdings, Inc., a newly formed New York corporation and a wholly owned direct subsidiary of the Company, and the Company have entered into an Agreement and Plan of Reorganization dated as of the date hereof (the “Reorganization Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement);

WHEREAS, each Stockholder owns the number of shares of Company Common Stock set forth opposite its name on Schedule A hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares” of such Stockholder); and

WHEREAS, as a condition to its willingness to enter into the Reorganization Agreement, the Company has requested that each Stockholder enter into this Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

SECTION 1.    Representations and Warranties of Each Stockholder. Each Stockholder hereby, severally and not jointly, represents and warrants to the Company as of the date hereof in respect of itself as follows:

(a)    Authority; Execution and Delivery; Enforceability. The Stockholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Stockholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. The Stockholder has duly executed and delivered this Agreement, and, assuming this Agreement constitutes a valid and binding obligation of the Company, this Agreement constitutes a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)     No Conflicts; Consents.

(i)     The execution and delivery by the Stockholder of this Agreement and the performance by it of its obligations hereunder do not, and the consummation by it of the transactions contemplated hereby and compliance with the terms hereof will not, (A) conflict with, or result in any violation of any provision of, the organizational documents of such Stockholder, (B) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of such Stockholder under, any provision of any material Contract to which such Stockholder is a party or by which any of its properties or assets is bound (other than any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound) or (C) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 1(b)(ii), any Judgment or Law applicable to such Stockholder or its properties or assets, other than, in the case of clauses (B) and (C) above, any such items that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(ii)    No Consent of or from, or registration, declaration, notice or filing with or made to, any Governmental Entity, or the expiry of any related waiting period, is required to be obtained or made by or with respect to the Stockholder in connection with the execution, delivery and performance by the Stockholder of this Agreement or the consummation by it of the transactions contemplated hereby, other than (A) the filing with the SEC of such reports under Section 13 and Section 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (B) any filings or Consents contemplated by the Reorganization Agreement and (C) such other items that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(c)     The Subject Shares. The Stockholder is the record and beneficial owner of, and has good and valid title to, the Subject Shares, free and clear of any Liens. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite its name on Schedule A attached hereto. None of the Stockholder’s Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or the transfer of such Stockholder’s Subject Shares, except as set forth in this Agreement, the organizational documents of the Company or the Governance Agreement, dated as of October 16, 2017, among the Company, Orion U.S. Holdings 1 L.P. and certain affiliates of Parent, from time to time joined as parties thereto.

SECTION 2.    Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a)    Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

SECTION 3.    Covenants of Each Stockholder. Unless this Agreement is terminated in accordance with its terms, each Stockholder, severally and not jointly, covenants and agrees as follows:

(a)    At any meeting of the stockholders of the Company called to seek the Company Shareholder Approval or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Reorganization Agreement, the Reincorporation Merger, the Share Exchange or the Plan of Merger is sought, the Stockholder shall, including by executing a written consent solicitation if requested by the Company, cause its shares to be present in person or by proxy for purposes of constituting a quorum and vote (or cause to be voted) the Subject Shares of the Stockholder in favor of granting the Company Shareholder Approval.

(b)    At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval (including by written consent) is sought, the Stockholder shall cause its shares to be present in person or by proxy for purposes of constituting a quorum and vote (or cause to be voted) the Subject Shares against (i) any Company Takeover Proposal and (ii) any amendment of the Company Charter or the Company Bylaws or other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Reorganization Agreement, the Plan of Merger, the Reincorporation Merger or the Share Exchange. The Stockholder shall not commit or agree to take any action inconsistent with the foregoing.

(c)    Other than this Agreement, the Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Transactions, unless prior to any such Transfer the transferee of such Stockholder’s Subject Shares is a party to this Agreement, enters into a voting agreement with the Company on terms substantially identical to the terms of this Agreement or agrees to become a party to this Agreement pursuant to a customary joinder agreement, or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares and shall not commit or agree to take any of the foregoing actions.

(d)    The Stockholder shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Reorganization Agreement, the Plan of Merger, the Reincorporation Merger and the Share Exchange.

(e)    The Stockholder hereby consents to and approves the actions taken by the Company Board in approving the Reorganization Agreement, the Plan of Merger, the Reincorporation Merger and the Share Exchange.

SECTION 4.    Termination. This Agreement shall terminate, other than with respect to the liability of any party hereto for breach hereof prior to such termination, upon the earliest of: (i) the Exchange Effective Time; (ii) the termination of the Reorganization Agreement in accordance with its terms; (iii) at any time prior to the time, but not after, the Required Company Shareholder Approvals are obtained, if the Company Board, the Special Committee or any other duly authorized committee of the Company Board have made a Company Adverse Recommendation Change; and (iv) the termination of this Agreement by the mutual written consent of the parties hereto (in the case of the Company, acting on the recommendation of the Special Committee).

SECTION 5.    Additional Matters. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company (acting on the recommendation of the Special Committee) may reasonably require for the purpose of effectively carrying out the transactions contemplated by this Agreement.

SECTION 6.    General Provisions.

(a)    Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto (in the case of the Company, acting on the recommendation of the Special Committee).

(b)    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon delivery to the parties at the following addresses or email addresses (or at such other address for a party as shall be specified by like notice):

(i)	if to any Stockholder, to:

181 Bay Street, Suite 300

Toronto, Ontario

M5J 2T3

Phone: 416-369-3369

Attention:	Jennifer Mazin, General Counsel
Email:	jennifer.mazin@brookfield.com

with a copy to (which will not constitute notice to any Stockholder):

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Phone: 212-474-1000

Attention:	Richard Hall, Esq.
David J. Perkins, Esq.
Email:	RHall@cravath.com
DPerkins@cravath.com

and

Torys LLP

79 Wellington St. W

30th Floor

Toronto, Ontario M5K 1N2

Phone: 416-865-0400

Attention:	Karrin Powys-Lybbe
Josh Lavine
Email:	kpowys-lybbe@torys.com
jlavine@torys.com

(ii)	if to the Company, to:

TerraForm Power, Inc.

200 Liberty Street

14th Floor

New York, NY 10281

Phone: 646-992-2505

Attention:	General Counsel
Email:	legal@terraform.com

with a copy to (which will not constitute notice to the Company):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, TX 77002

Phone: 713-836-3600

Attention:	Andrew T. Calder, P.C.
Sean T. Wheeler, P.C.
Debbie P. Yee, P.C.
Email:	andrew.calder@kirkland.com
sean.wheeler@kirkland.com
debbie.yee@kirkland.com

(c)    Interpretation. When a reference is made in this Agreement to an Article, Section or subsection, such reference shall be to an Article, Section or subsection to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

(d)    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(e)    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which will be deemed an original.

(f)    Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and (ii) is not intended to confer upon any person (including any shareholder of any party hereto) other than the parties hereto any rights or remedies.

(g)    Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably agrees that any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the Federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of such court in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any such court or that any such action, suit, or proceeding brought in such court has been brought in an inconvenient forum, (d) agrees that it will not bring any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any court other than any such court and (e) agrees that each of the other parties hereto will have the right to bring any action, suit or proceeding for enforcement of a judgment entered by such court. Each party hereto agrees that a final judgment in any action, suit or proceeding by any such court will be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

(h)    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment without such prior written consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

(i)    Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 4, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(j)    Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6(j).

[Signature Page Follows.]

IN WITNESS WHEREOF, each party hereto has duly executed this Agreement, all as of the date first written above.

TERRAFORM POWER, INC.,

by	/s/ William Fyfe
Name: William Fyfe
Title: General Counsel and Secretary

BBHC ORION HOLDCO L.P., by its general partner, ORION CANADIAN AIV GP INC.

by	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice-President

ORION US HOLDINGS 1 L.P., by its general partner, ORION US GP LLC

by	/s/ Adrienne Moore
Name: Adrienne Moore
Title: Vice President

[Signature Page to Voting Agreement]

SCHEDULE A

Name and Address of Stockholder	Number of Shares of Company Common Stock Owned
BBHC Orion Holdco L.P. 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	32,859,562

Orion U.S. Holdings 1 L.P. 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3	106,772,104